SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1

We have carried out limited reviews of the interim balance sheet and statement of income of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) as of and for the three-month periods ended June 30, 2004 and March 31, 2004, respectively. The interim balance sheets and statements of income are the responsibility of the Company's management.

2

Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its consolidated financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of added value and cash flows, which are presented in Note 21 to provide supplementary information in respect of Unibanco Holdings S.A. and Unibanco Holdings Consolidated are not required as an integral part of these quarterly financial statements. The statements of added value and cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of added value and cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The accompanying quarterly information includes accounting information relating to the quarter ended June 30, 2003 presented for comparison purposes. The limited review for the quarter ended June 30, 2003 was conducted by other independent auditors, whose report dated August 11, 2003, expresses an unqualified opinion.

São Paulo.
August 6, 2004.

PricewaterhouseCoopers
Auditores Independentes	Paulo Sergio Miron
CRC 2SP000160/O-5	Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2004	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 – CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 – TOWN São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 – PHONE -	9 – PHONE -	10 – TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 – FAX -	14 – FAX -	–
15 - E-MAIL investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor			3 – DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo		6 – STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1706	9 – PHONE -	10 – PHONE -	11 – TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3814-8506	14 – FAX -	15 – FAX -
16 – E-MAIL investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 – NUMBER	4 – START	5 – END	6 – NUMBER	7 – START	8 – END
Jan 1, 2004	Dec 31, 2004	2	Apr 1, 2004	Jun 30, 2004	1	Jan 1, 2004	Mar 31, 2004
9 - NAME/CORPORATE NAME OF THE AUDITOR PricewaterhouseCoopers Auditores Indepentes						10 - CVM CODE 00287-9
11 – Responsible Partner Name Paulo Sergio Miron						12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Jun 30, 2004	2 - PRIOR QUARTER Mar 31, 2004	3 – SAME QUARTER PRIOR YEAR Jun 30, 2003
Paid in Capital
1 – Common	31,514,587,519	31,514,587,519	37,138,435,873
2 – Preferred	52,815,888,777	52,815,888,777	47,192,040,423
3 – Total	84,330,476,296	84,330,476,296	84,330,476,296
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	1,339,602,024	2,353,703,575	1,275,842,318
6 – Total	1,339,602,024	2,353,703,575	1,275,842,318

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 134 – Participation and Administration
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL DATE	4 – REMUNERATION	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	Jul 23, 2004	Interest on own capital	Aug 08, 2004	Common shares	0.0014483000
02	RCA	Jul 23, 2004	Interest on own capital	Aug 08, 2004	Preferred shares	0.0014483000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 – CHANGE (in thousands of Reais)	5 – CHANGE SOURCE	7 – NUMBER OF SHARES ISSUED (in thousand)	8 – ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE August 12, 2004	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2004	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousand of Reais

ASSETS	June 30, 2004	March 31, 2004

CURRENT ASSETS	139,587	75,891

Cash and due from banks	5	9
Demand deposits	5	9
Other assets	139,582	75,882
Interest on own capital receivable	118,239	75,459
Deferred tax assets	21,343	423

LONG-TERM ASSETS	21,498	20,854

Other credits	21,498	20,854
Financial Assets	21,498	20,854

PERMANENT ASSETS	4,579,811	4,383,359

Investments	4,579,811	4,383,359
Subsidiary companies	4,579,811	4,383,359
-Local	4,579,811	4,383,359

TOTAL	4,740,896	4,480,104

BALANCE SHEET
Amounts expressed in thousand of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2004	March 31, 2004

CURRENT LIABILITIES	125,967	75,529

Interest on own capital payable	100,935	75,459
Other liabilities	25,032	70
Accounts payable - taxes	25,032	66
Accounts payable	-	4

LONG-TERM LIABILITIES	34,194	25,761

Provisions	34,194	25,761
Provision for tax litigation	34,194	25,761

STOCKHOLDERS' EQUITY	4,580,735	4,378,814

Capital:	1,863,450	1,863,450
-Local residents	741,348	743,251
-Foreign residents	1,122,102	1,120,199
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	5,830	5,965
Revenue reserves	2,224,324	2,224,324
-Legal	165,190	165,190
-Special dividends not distributed	36,603	36,603
-Realizable profits reserve	2,022,531	2,022,531
Unrealized gains and losses - marketable securities and derivative financial instruments	(57,221)	(98,926)
Treasury stocks	(69,081)	(110,181)
Retained earnings	199,704	80,453

TOTAL	4,740,896	4,480,104

STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From April 1, 2004	From January 1, 2004	From April 1, 2003	From January 1, 2003
	To June 30, 2004	To June 30, 2004	To June 30, 2003	To June 30, 2003

Operating income (expenses)	169,609	324,359	156,288	288,378
Personnel and other administrative expenses	(54)	(315)	(45)	(399)
Other operating income	764	1,420	566	1,097
Financial income	764	1,420	566	1,097
Other operating expenses	(8,448)	(16,049)	(5,713)	(6,210)
Financial transactions and other taxes	(8,448)	(16,049)	(5,713)	(6,210)
Equity in results of subsidiary companies	177,347	339,303	161,480	293,890

OPERATING INCOME	169,609	324,359	156,288	288,378

NON-OPERATING INCOME	4	4	-	-
Income	4	4	-	-

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	169,613	324,363	156,288	288,378

INCOME TAX AND SOCIAL CONTRIBUTION	(7,154)	(7,215)	(3,897)	(3,788)
Provision for income tax	(5,258)	(5,301)	(1,432)	(1,435)
Provision for social contribution	(1,896)	(1,914)	(478)	(480)
Deferred tax asset	-	-	(1,987)	(1,873)

NET INCOME	162,459	317,148	152,391	284,590

Number of outstanding shares (Note 15a)	82,990,874,272	82,990,874,272	83,054,633,978	83,054,633,978
Net income per 1,000 shares: R$	1.96	3.82	1.83	3.43

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. DATE – JUNE 30, 2004 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The consolidated operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the financial statements of Unibanco Holdings S.A. and its parent company (Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies), as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

For purpose of making our statement of income for the six-month period ended June 30, 2003 directly comparable to 2004 reclassifications were made to the net amount of Financial Expenses on Insurance, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities of R$220,945 from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period.

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories and accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized in earnings as a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

  Derivative financial instruments designed to hedge or to modify characteristics of assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instruments, are accounted for at fair value and any offsetting gains or losses are recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the Company's own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the value of future benefits, estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Financial Expenses”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned previously in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and Commodities Exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented previously in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Consolidated

Marketable Securities	June 30, 2004	March 31, 2004
Trading assets	9,177,201	8,185,196
Available for sale	3,237,286	3,544,263
Held to maturity	6,173,892	5,795,260
Subtotal	18,588,379	17,524,719
Derivative financial instruments	357,190	420,488
Total	18,945,569	17,945,207
Current	13,258,316	12,501,404
Long-term	5,687,253	5,443,803

(b) Trading assets

	Consolidated

	June 30, 2004		March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	5,712,645	5,711,278	4,909,962	4,914,463
Financial treasury bills	1,186,674	1,186,309	1,155,467	1,155,590
Treasury bills	4,138,238	4,135,560	3,560,353	3,563,293
Central bank notes	2,828	2,828	3,128	3,142
Treasury notes	384,786	386,581	191,014	192,438
Other	119	-	-	-

Brazilian sovereign bonds	156,048	155,991	119,634	119,500

Bank debt securities	312,710	312,710	332,076	333,309
Eurobonds	35,347	35,347	64,767	66,000
Time deposits	277,363	277,363	267,309	267,309

Open mutual funds (1)	2,272,965	2,271,711	2,156,287	2,156,287

Debentures	77,401	146,188	-	-

Other	584,115	579,323	582,045	661,637

Total	9,115,884	9,177,201	8,100,004	8,185,196

(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	June 30, 2004			March 31, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	341,960	(280)	341,680	545,171	2,747	547,918
Financial treasury bills	292,486	711	293,197	344,834	1,515	346,349
Treasury bills	1,153	(10)	1,143	1,113	1	1,114
Central bank notes	39,542	643	40,185	189,822	2,554	192,376
Other	8,779	(1,624)	7,155	9,402	(1,323)	8,079

Brazilian sovereign bonds	-	-	-	32,351	(43)	32,308

Foreign government	65,402	307	65,709	67,571	215	67,786

Corporate debt securities	2,199,301	(101,894)	2,097,407	2,226,231	(108,911)	2,117,320
Debentures	2,118,946	(91,747)	2,027,199	2,144,377	(99,462)	2,044,915
Eurobonds	30,341	(126)	30,215	32,636	(430)	32,206
Other	50,014	(10,021)	39,993	49,218	(9,019)	40,199

Bank debt securities	287,379	5,455	292,834	263,949	4,694	268,643
Eurobonds	28,105	1,543	29,648	19,051	1,888	20,939
Debentures	1,661	-	1,661	-	-	-
Mortgage notes	115,980	3,912	119,892	112,796	2,806	115,602
Time deposits	141,633	-	141,633	130,496	-	130,496
Other	-	-	-	1,606	-	1,606

Marketable equity securities	114,124	(15,767)	98,357	202,383	(11,836)	190,547

Open mutual funds (1)	341,299	-	341,299	319,637	104	319,741

Total	3,349,465	(112,179)	3,237,286	3,657,293	(113,030)	3,544,263

(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated

	June 30, 2004		March 31, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	262,521	244,000	282,248	272,633
Between 3 months and 1 year	475,792	476,593	471,718	464,899
Between 1 and 3 years	1,167,550	1,159,113	1,309,536	1,285,172
Between 3 and 5 years	478,006	488,291	512,844	514,052
Between 5 and 15 years	299,888	293,960	362,218	361,976
No stated maturity (1)	665,708	575,329	718,729	645,531
Total	3,349,465	3,237,286	3,657,293	3,544,263

(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	June 30, 2004	March 31, 2004

Issuer/Type of investment		Amortized cost

Federal government	3,604,158	3,586,512
Financial treasury bills	148,732	183,738
Treasury bills	268	259
Central bank notes	900,634	968,668
Treasury notes	2,542,657	2,422,933
Other	11,867	10,914

Brazilian sovereign bonds	2,152,253	1,848,125

Corporate debt securities	304,220	285,639
Eurobonds	304,220	285,639

Bank debt securities	113,261	74,984
Eurobonds	113,261	74,984

Total	6,173,892	5,795,260

The fair value of these securities was R$6,277,173 (March 31, 2004 - R$6,084,147). The difference between amortized cost and the fair value totaled R$103,281 (March 31, 2004 - R$288,887) and is represented mainly to bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	June 30, 2004	March 31, 2004

Maturity		Amortized cost

Less than 3 months	683,824	494,038
Between 3 months and 1 year	1,799,729	2,096,482
Between 1 and 3 years	1,447,887	1,290,223
Between 3 and 5 years	513,123	502,991
Between 5 and 15 years	1,110,774	928,001
More than 15 years	618,555	483,525
Total	6,173,892	5,795,260

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Consolidated

	June 30, 2004	March 31, 2004
By type
Discounted loans and notes	11,055,662	10,094,599
Financing	9,807,671	9,304,719
Agricultural	847,900	841,829
Real estate loans	928,710	894,293
Credit card	3,918,676	2,943,927
Total lending operations	26,558,619	24,079,367

Leasing operations	534,279	497,105
Advances on exchange contracts (1)	1,960,324	1,819,252
Total leasing operations and advances on exchange contracts	2,494,603	2,316,357

Guarantees honored	1,734	1,118
Other receivables (2)	692,300	651,538
Total other credits	694,034	652,656

Co-obligation on credit card customer financing (3)	298,105	294,391

Total risk	30,045,361	27,342,771

By maturity
Past-due for more than 15 days (Note 5 (d))	1,551,205	1,402,926
Falling due:
Less than 3 months (4)	12,483,768	10,968,491
Between 3 months and 1 year	7,683,028	6,939,155
Between 1 and 3 years	5,664,374	5,390,804
More than 3 years	2,662,986	2,641,395
Total risk	30,045,361	27,342,771

(1)	Recorded in “Other liabilities” and “Other credits” – “Foreign exchange portfolio”.
(2)	Other receivables consist primarily of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	June 30, 2004		March 31, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,421,509	4.7	1,542,313	5.6
Paper, pulp and wood products	1,314,219	4.4	1,175,572	4.3
Food, beverages and tobacco	1,280,917	4.3	1,360,691	5.0
Chemical and pharmaceutical	1,254,750	4.2	1,099,668	4.0
Basic metal industries	712,684	2.4	604,533	2.2
Production of machines and equipment	638,588	2.1	563,121	2.1
Automotive industry	574,069	1.9	649,967	2.4
Petroleum	478,387	1.6	464,500	1.8
Extractive	377,732	1.3	389,602	1.4
Textiles, clothing and leather goods	347,423	1.1	283,800	1.0
Electronic and communications equipment	261,605	0.9	89,084	0.3
Electric and electronic	246,206	0.8	223,953	0.8
Production of metal goods	155,257	0.5	280,097	1.0
Rubber and plastic	144,727	0.5	122,857	0.4
Other manufacturing industries	27,835	-	7,568	0.1
Subtotal	9,235,908	30.7	8,857,326	32.4
Retailers
Retail	1,764,695	5.9	1,669,525	6.1
Wholesale	1,293,170	4.3	1,188,256	4.3
Subtotal	3,057,865	10.2	2,857,781	10.4
Financial service
Financial companies	228,360	0.7	97,171	0.4
Insurance companies and private pension funds	7,372	0.1	7,506	-
Subtotal	235,732	0.8	104,677	0.4
Residential construction loans	292,425	1.0	273,945	1.0
Other services
Transportation	1,397,800	4.6	1,252,346	4.6
Post office and telecommunications	1,174,293	3.9	1,070,282	3.9
Construction	446,631	1.5	422,457	1.5
Agricultural	375,204	1.2	334,527	1.2
Real estate services	323,962	1.1	350,011	1.3
Association activities	147,273	0.5	136,686	0.5
Cultural and sports leisure activities	138,050	0.5	132,865	0.5
Health and social services	118,852	0.4	119,287	0.4
Education	112,617	0.4	95,868	0.4
Lodging and catering services	62,346	0.2	61,951	0.2
Other services	1,181,938	3.9	903,755	3.4
Subtotal	5,478,966	18.2	4,880,035	17.9
Agriculture, livestock, forestry and fishing	775,509	2.6	775,799	2.9
Individual
Consumer loans	5,934,858	19.8	5,566,500	20.3
Credit card	4,216,781	14.0	3,238,318	11.8
Residential mortgage loans	705,687	2.4	684,475	2.6
Lease financing	39,239	0.1	37,885	0.1
Other financing	72,391	0.2	66,030	0.2
Subtotal	10,968,956	36.5	9,593,208	35.0
Total	30,045,361	100.00	27,342,771	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated

	June 30, 2004		March 31, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,702,640	9.0	2,576,145	9.4
50 following clients	4,957,616	16.5	4,792,077	17.5
100 following clients	3,408,022	11.3	3,357,919	12.3
Other clients	18,977,083	63.2	16,616,630	60.8
Total	30,045,361	100.0	27,342,771	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Risk Level	% minimum allowance required	Consolidated

		June 30, 2004

		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance

			Falling due installments	Overdue Installments (1)
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%

Risk Level	% minimum allowance required	Consolidated

		March 31, 2004

		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance

			Falling due installments	Overdue Installments (1)
AA	-	10,150,389	-	-	10,150,389	37.1	8,941	-
A	0.5	10,216,323	-	-	10,216,323	37.4	71,203	0.7
B	1.0	2,280,439	174,444	247,900	2,702,783	9.9	40,446	1.5
C	3.0	1,673,213	201,598	177,998	2,052,809	7.5	92,093	4.5
D	10.0	405,939	119,726	167,815	693,480	2.5	184,222	26.6
E	30.0	108,501	181,770	257,839	548,110	2.0	173,804	31.7
F	50.0	39,249	64,707	144,472	248,428	0.9	140,341	56.5
G	70.0	30,867	38,923	88,532	158,322	0.6	112,678	71.2
H	100.0	104,697	149,060	318,370	572,127	2.1	572,127	100.0
Total		25,009,617	930,228	1,402,926	27,342,771	100.0	1,395,855
% of total risk							5.1%

(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$726,365 (March 31, 2004 - R$738,447). These operations relate to active portfolio and credits written off, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Consolidated

	Six-month ended June 30,2004	Quarter ended March 31, 2004
Balance at the beginning of the period	1,395,855	1,548,643
Provision for loan losses	316,747	312,692
Balance of acquired company	148,270	3,321
Loan charge-offs	(315,697)	(468,801)
Balance at the end of the period	1,545,175	1,395,855

Loan recoveries in the period (1)	73,763	62,132

(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated

	June 30, 2004			March 31, 2004

	Current assets	Long-term receivables	Total	Current assets	Long-term receivables	Total
Receivables on guarantees honored	-	1,734	1,734	2,682,599	411	2,683,010
Foreign exchange portfolio	3,150,430	463	3,150,893	310,560	2,001	312,561
Income receivable	121,884	3,669	125,553	107,425	3,355	110,780
Negotiation and intermediation of securities	115,027	2,141	117,168	-	1,118	1,118
Sundry	3,081,024	4,955,095	8,036,119	2,267,695	4,826,031	7,093,726
Total	6,468,365	4,963,102	11,431,467	5,368,279	4,832,916	10,201,195

(a) The account “Foreign exchange portfolio” includes unsettled exchange purchases in the amount of R$2,567,504 (March 31, 2004 - R$2,242,717) and rights on foreign exchange sold, net of contracted advances in the amount of R$557,802 (March 31, 2004 - R$420,254).

(b) Negotiation and intermediation of securities are represented, substantially, by operations with “Debtors – pending settlement” in the amount of R$60,569 (March 31, 2004 - R$257,987) and ”Stock exchange clearing” in the amount of R$53,357 (March 31, 2004 - R$52,075).

(c) Sundry includes, basically, deferred tax in the amount of R$2,801,242 (March 31, 2004 - R$2,447,555); escrow deposits for civil and labor suits in the amount of R$1,934,233 (March 31, 2004 - R$1,761,520), insurance premium receivable in the amount of R$642,639 (March 31, 2004 – R$491,575) prepaid taxes in the amount of R$527,269 (March 31, 2004 - R$512,344) and notes and credits receivables in the amount of R$220,584 (March 31, 2004 - R$518,349) and amounts receivables – credit card interchange in the amount of R$122,046 (March 31, 2004 - R$306,155).

(d) Other credits in the parent company relates, basically, to interest on own capital receivable in the amount of R$118,239 (March 31, 2004 - R$75,459), from Unibanco.

7. Investments in Subsidiary and Associated Company

(a) Subsidiary company (Parent Company)

Unibanco – União de Bancos Brasileiros S.A.

	June 30, 2004	March 31, 2004
Information on investment
Number of shares held (with no par value)
Common	72,995,091,491	72,995,091,491
Preferred	9,995,782,669	8,981,681,118
Participation in common stock - %	96.598	96.598
Total participation (direct) - % (1)	59.444	59.571

Stockholders’ equity	7,704,389	7,358,186

Capital	5,000,000	3,690,602

Net income for the period	304,616	276,145

Investment value	4,579,811	4,383,359

Equity in results	177,347	161,956
_________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/receivable from Unibanco in the quarter was R$118,239 (March 31, 2004 - R$75,459).

(ii)The quotation of Unibanco shares, as of June 30, 2004, at São Paulo Stock Exchange, was R$71.46 (March 31, 2004 – R$76.00) per thousands of common shares and R$56.04 (March 31, 2004 – R$62.02) per thousands of preferred shares.

(b) Investments in associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies”. The foreign branches’ and subsidiary companies’ exchange gains in the amount R$105,151 (Six-month ended June 30, 2003 – exchange losses in the amount of R$641,938) in Consolidated, were recognized as “Other operating income”, in respect of the gains, and as “Other operating expenses”, in respect of the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)

	Common	Preferred	Consolidated	Adjusted stockholders equity	Adjusted net income (loss)
Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	1,294,027	72,671
Unipart Participações Internacionais Ltd.	1,302	-	100.000	1,011,302	21,518
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	950,091	551
Banco Fininvest S.A.	4	1	99.920	480,656	47,326
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	356,517	26,815
Unibanco Empreendimentos e Participações Ltda.(7)	201,112	-	100.000	222,645	11,142
Banco Dibens S.A.	4,518,078	-	51.001	199,126	1,575
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	147,882	11,433
Estrel Participações S.A. (3) and (7)	44,546	89,093	100.000	144,674	4,435
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99.965	140,177	47,086
Unibanco Empreendimentos Ltda. (7)	150,489	-	100.000	122,948	550
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	100.000	84,326	519
Interbanco S.A.	19,000	-	99.999	75,943	7,154
BWU Representação e Participações Ltda. (7)	13,785	35,841	60.000	67,357	2,334
Banco1.net S.A.	34,078	-	65.934	50,270	(292)
Unibanco Asset Management – Banco de Investimento S.A. (5)	1,468	1,468	99.999	23,527	4,149
Unibanco Serviços de Investimento Ltda. (5)	100	-	100.000	8,256	7,586
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	4,177	45
Jointly controlled companies
Credicard S.A.- Administradora de Cartões de Crédito	12,938	-	33.333	282,525	65,712
Serasa S.A.	364	349	19.120	147,684	14,626
Tecnologia Bancária S.A.	762,278	-	21.432	131,240	3,233
Redecard S.A. (8)	200	400	31.943	49,120	32,494
Cibrasec – Companhia Brasileira de Securitização	8	-	12.499	54,155	2,328
Interchange Serviços S.A.	75,000,000	-	25.000	32,143	1,795
Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	83,149	2,035

	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Common	Preferred	Consolidated
Main direct and indirect subsidiary companies invested by:
Unipart Participações Internacionais Ltd.
Unibanco Cayman Bank Ltd.	13,252	-	100.000	407,395	30,022
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	205,201	6,807
Unibanco Securities Ltd.	17,770	-	100.000	53,909	(2,461)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,354	8,476
Unibanco AIG Seguros S.A.
Unibanco AIG Previdência S.A.	465	-	99.999	167,815	13,930
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	41,652	512
Phenix Participações Ltda.	93,992	-	99.999	46,828	13,739
Banco Fininvest S.A.
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	-	100.000	14,604	4,500
Conabinu Participações Ltda. e Unipart Participações Ltd
Hipercard Adminstradora de Cartões de Crédito Ltda (10)	7	-	100.000	222,644	15,930
Estrel Participações S.A.
Banco Investcred Unibanco S.A. (3)	95	-	49.997	171,405	7,960
Bib Cash Management Ltda
Orbitall Serviços e Processamento de Informações Comerciais Ltda (9)	17,333	-	33.333	169,986	12,438
_________________
(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)

In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million.

(3)

The Extraordinary Shareholders’ meeting held on February 26, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transferrence of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. and its subsidiaries companies from Banca Nazionale del Lavoro S.p.A. (“BNL”) resulting in a negative goodwill of R$ 12,241. As a consequence, BNL received 1,000,000,000 Units. Thus after the approval from the Brazilian Central Bank of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco’s capital.

BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.

The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6)

On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(7)

The Extraordinary shareholder’s meeting held on April 30, 2004 was approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8)

In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)

On April 30, 2004, Unibanco increased the capital of its subsidiary Bib Cash Management Ltda., transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda at their its book value of R$57,829 at March 31, 2004.

(10)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million resulting in a goodwill of R$296,331 to be amortized in accordance with the expected period of benefit.

(c) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period recognized in “Other operating expenses”. The goodwill balance to be amortized and the amount amortized, in the consolidated were as follows:

	Balance to be amortized		Amortization

	June 30, 2004	March 31, 2004	Six-month ended June 30, 2004	Six-month ended june 30, 2003
Bandeirantes	809,674	825,513	31,159	24,258
Fininvest	335,825	342,362	13,076	9,330
Hipercard	288,415	-	7,916	-
Other	199,598	163,149	10,683	6,170
Total	1,633,512	1,331,024	62,834	39,758

8. Fixed Assets

	Consolidated

	June 30, 2004	March 31,2004
Land and building	652,203	686,400
Other fixed assets	1,328,814	1,283,244
Accumulated depreciation	(1,024,788)	(987,397)
Total, net	956,229	982,247

9. Deposits

	Consolidated

	June 30, 2004		March 31, 2004

	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	2,953,410	-	2,524,805	-
Savings deposits	5,971,098	-	5,797,818	-
Interbank deposits	144,260	49,523	273,760	71,725
Time deposits	12,133,571	8,055,002	10,580,506	8,144,203
Total	21,202,339	8,104,525	19,176,889	8,215,928

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are readjusted using the Referencial Rate (TR), plus average interest of 14.87% (March 31, 2004 – 15.92%) per annum, and are payable up to July 28, 2005.

(b)Euronotes

Consolidated

Maturity	Currency	June 30,2004	March 31,2004
Less than 3 months	US$	54,929	423,154
	EUR	79,379	266,902
		134,308	690,056
From 3 to 12 months	US$	988,182	954,015
	EUR	121,334	171,422
		1,109,516	1,125,437
From 1 to 3 years	US$	304,377	299,447
	EUR	8,912	16,970
		313,289	316,417
From 3 to 5 years	US$	32,625	30,390
From 5 to 15 years	US$	91,731	89,052
Total		1,681,469	2,251,352

The average interest rate as of June 30, 2004 was 4.69% (March 31, 2004 – 4.60%) per annum in Consolidated.

(c) The other issues totaled R$42,019 (March 31, 2004 - R$36,189) in Consolidated with maturities up to May 27, 2009 and an average interest rate of 9.80% (2003 – 10.20% per annum).

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings consisting of long-term credit lines for project and trade financing and are payable up to December 15, 2011, with an average interest rate of 4.53% per annum (March 31, 2004 – 4.52% per annum).

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are defendants in various legal actions, principally tax litigation, civil litigation and labor claims.

Based on the advice of our external counsels, Unibanco Holdings recorded provisions to offset probable future losses is recorded considering the probability of loss in the lawsuits. Provisions recorded and respective changes in the period were as follows:

	Parent Company		Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Balance at the beginning of the period	25,761	18,358	1,950,852	1,812,161
Balance of aquired/incorporated companies	-	-	90,843	-
Provision charged	8,433	7,403	167,935	182,818
Payments	-	-	(91,200)	(44,127)
Balance at the end of the period	35,194	25,761	2,118,430	1,950,852

(a) Tax litigation

Unibanco Holdings and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$833,507 (March 31, 2004 - R$693,519) in Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

Some subsidiary companies are involved in tax suits related to the Social Contribution applicable to their income, as they do not have or did not have, for a period, any employees. They are based on legal actions and on the favorable opinion of legal counsels.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$803,622 (March 31, 2004 - R$743,906) in Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries are party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$499,659 (March 31, 2004 - R$506,024) in Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

Consolidated

	June 30, 2004			March 31, 2004

	Current liabilities	Long-term liabilities	Total	Current liabilities	Long-term liabilities	Total
Technical provision for insurance, annuity products and retirement plans	1,288,368	3,774,155	5,062,523	1,256,511	3,384,802	4,641,313
Subordinated debt	12,365	1,665,585	1,677,950	35,379	1,476,300	1,511,679
Taxes and social security	448,261	1,045,299	1,493,560	337,721	906,769	1,244,490
Foreign exchange portfolio	1,162,594	-	1,062,594	1,105,603	-	1,105,603
Negotiation and intermediation of securities	273,619	-	273,619	360,835	-	360,835
Collection of taxes and other contributions	275,465	-	275,465	284,848	-	284,848
Social and statutory	408,892	-	408,892	183,657	-	183,657
Accounts payable for purchase of assets	42,309	3,647	45,956	41,612	22,156	63,768
Sundry	3,912,701	4,228,590	8,141,291	2,667,710	3,582,942	6,250,652
Total	7,824,574	10,717,276	18,541,850	6,273,876	9,372,969	15,646,845

(a) The foreign exchange portfolio includes R$669,521 (March 31, 2004 - R$688,301) of unsettled exchange sales and R$511,087 (March 31, 2004 - R$416,584) of obligations for exchange purchased net of advances on exchange contracts.

(b) Subordinated debt includes the following issues:

Consolidated

	Issue	Maturity	Remuneration per annum	June 30,2004	March 31,2004
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	618,845	594,552
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	625,713	589,769
Step-up subordinated callable notes (3)	April 2001	April 2006	2.45%	93,733	-
Subordinated time deposits (4)	December 2002	December 2012	102% of CDI (5)	339,659	327,358
Total				1,677,950	1,511,679
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(c) Sundry, includes, principally, sale of rights of receipt of future flow of payment orders abroad in the amount of R$3,191,465 (March 31, 2004 - R$2,454,452) payable to merchants-credit card in the amount of R$2,352,349 (March 31, 2004 - R$1,611,778), provision for labor and civil litigations in the amount of R$1,353,802 (March 31, 2004 - R$1,249,930) and provisions for payrolll and administrative expenses in the amount of R$426,279 (March 31, 2004 - R$362,911).

(d) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$100,935 (March 31, 2004 - R$75,459).

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt to a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended June 30, 2004, the company sponsor contributions totaled R$1,240 (March 31, 2004 – R$2,129) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

As of June 30, 2004, the total amount of stck option granted and not exercised was 1,094,812,000 Units. The term of the exercise is between January 21, 2005 and April 13, 2010, at an average price of R$95.42 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

			June 30, 2004	March 31, 2004

	Outstanding shares	Treasury stocks	Total	Total
Common	31,514,587,519	-	31,514,587,519	31,514,587,519
Preferred class “B”	51,476,286,753	1,339,602,024	52,815,888,777	52,815,888,777
Total	82,990,874,272	1,339,602,024	84,330,476,296	84,330,476,296

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the extinguishment of preferred shares denominated both as Class “A” and Class “B”. Through the conversion from all preferred shares Class “A” to preferred shares Class “B”, in September 2003, the preferred shares Class “B” now are denominated only as “preferred shares”.

Preferred shares have no voting rights and are entitled to receive a semi-annual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, whicheve is the greater; have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented by such preferred shares and participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Share Deposit Certificate (Units) is represented by a preferred share issued by Unibanco and by a preferred share issued by Holdings and is traded in the Brazilian market.

Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

Unibanco and Unibanco Holdings have begun the initial procedures to be effective the reverse stock split of their common and preferred shares, including Units. Thus, as from August 30, 2004, the reverse stock split will be done in the ratio of 100 shares to 1 share. Additionally, the trading will be made as per share quote. In the same date, the Global Depositary Receipts ("GDRs") traded in the international market will represent 5 Units instead of the current 500 Units, without change in the number of GDRs issued or in its per share value.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 23, 2004, the Board of Directors approved the payment of interest on own capital for the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$118,747 being R$1.4483 (R$1.2311 net of applicable tax) per 1,000 common shares and R$1.4483 (R$1.2311 net of applicable tax) per 1,000 preferred shares, R$3.2701 (R$2.7796 net of applicable tax) per Units and R$1.63505 (R$1.3898 net of applicable tax) per GDS. The payment of interest as from August 2, 2004. The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$40,374.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) per thousand share, being R$1.4483 (R$1,2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 7, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and is subject to the approval of the Brazilian Central Bank.

(e) Retained earnings reserve

This reserve represents the appropriation based on the capital budget determined by the management for the purposes of investment plans or acquisitions in the financial sector.

(f) Changes in stockholders’ equity

	June 30, 2004	March 31, 2004
Balance at the beginning of the period	4,378,814	4,265,367
Prior year adjustments	80	1,223
Purchase of treasury stocks	41,100	213
Constitution of revaluation reserve of subsidiary companies	-	1,205
Realization of revaluation reserve of subsidiary companies	(135)	-
Fair value adjustments, net of applicable taxes - marketable securities and derivatives	41,705	31,576
Net income for the period	162,459	154,689
Interest on own capital proposed	(43,288)	(75,459)
Balance at the end of the period	4,580,735	4,378,814

(g) Conversion Program and Treasury stock

As from November 2003, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2004, 43 million preferred shares were converted into Units.

In the conversion program structure Unibanco receives from the holder of Unibanco preferred shares and change to Unibanco Holdings Class B preferred shares held in treasury stocks. As a consequence, the number of shares issued by Unibanco Holdings held in treasury stock at June 30, 2004 was1,339,602,024 (March 31, 2004 - 2,353,703,575) shares.

The market value of treasury stocks at June 30, 2004, based on the Units price at June 30, 2004 on the São Paulo Stock Exchange was R$80,925 (March 31, 2004 - R$163,535).

The average daily financial volume of Units negotiated in the Brazilian market increased by 103.97% in the first half of 2004 compared to the same period of 2003, and the corresponding Unit value increase by 31.80%.

16. Other Operating Income and Expenses

(a) Other operating income

	Consolidated

Six-month ended June 30,

	2004	2003
Foreign branches’ and subsidiary companies exchange gains	105,151	-
Dividends/retained earnings received from other investments, principally consortium	60,456	26,177
Monetary correction of income receivable	34,994	44,003
Monetary correction of restricted escrow deposits	13,379	57,522
Monetary correction of prepaid taxes	3,303	15,811
Other	31,645	118,327
Total	248,928	261,840

(b) Other operating expense

Consolidated

Six-month ended June 30,

	2004	2003

Provision for labor and civil litigations	217,893	155,214
Insurance expenses	66,392	80,826
Amortization of goodwill on subsidiaries acquired	62,834	39,758
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13(b))	60,394	21,111
Expense related to checks and billing, net	50,267	36,801
Exchange rate variation on other liabilities	8,880	-
Exchange rate losses on branches and subsidiaries abroad	-	641,938
Other	127,285	132,915
Total	593,945	1,108,563

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

	Consolidated

	March 31, 2004	Constitution	Realization	Balance of acquired companies	June 30, 2004
Allowance for credits losses	492,644	151,533	143,206	41,747	542,718
Other provisions not currently deductible	695,545	73,479	53,622	185,388	900,790
Tax loss and negative basis of social contribution carry-forwards	701,993	57,896	15,849	71,812	815,852
Social contribution carry-forwards (Provisional Measure 2158-35)	491,547	-	2,800	-	488,747
Capital reduction on subsidiary company	(54)	54	-	-	-
Subtotal	2,381,675	282,962	215,477	298,947	2,748,107
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	65,880	1,278	14,023	-	53,135
Deferred tax obligations	(24,962)	(8,068)	(1,958)	-	(31,072)
Net deferred tax assets	2,422,593	276,172	227,542	298,947	2,770,170
Total assets	2,447,555	-	-	-	2,801,242
Total liabilities	24,962	-	-	-	31,072

	Consolidated

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for credits losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	632,163	137,489	74,107	695,545
Tax loss and negative basis of social contribution carry-forwards	704,308	7,256	9,571	701,993
Social contribution carry-forwards (Provisional Measure 2158-35)	492,453	-	906	491,547
Capital reduction on subsidiary company	-	-	54	(54)
Subtotal	2,374,362	230,769	223,456	2,381,675
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,440,567	231,888	249,862	2,422,593
Total assets	2,466,598			2,447,555
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes.

	Consolidated

	June 30, 2004			March 31, 2004

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	10,053	321,430	331,483	11,070	374,810	385,880
2005	27,172	727,031	754,203	23,909	647,871	671,780
2006	38,523	601,850	640,373	33,770	405,318	439,088
2007	51,115	259,977	311,092	42,354	202,075	244,429
2008	67,853	121,922	189,775	57,961	118,060	176,021
2009 thereafter	294,031	227,150	521,181	322,483	141,994	464,477
Total	488,747	2,259,360	2,748,107	491,547	1,890,128	2,381,675

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,102,924 (March 31, 2004 - R$1,869,829 ) in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company		Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2003	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Income before income tax and social contribution, net of profit sharing	324,363	288,378	731,127	929,934
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(110,283)	(98,049)	(284,583)	(316,178)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variations on subsidiaries abroad	115,363	99,923	37,445	(216,606)
Interest on own capital paid (received), net	(6,922)	(2,475)	91,326	83,934
Deferred tax credits of prior period	-	(3,966)	15,234	52,493
Permanent differences, net	(5,373)	779	(21)	21,425
Income tax and social contribution for the period	(7,215)	(3,788)	(104,599)	(374,932)

18. Commitments and Guarantees

	Consolidated

	June 30, 2004	March 31,2004
Co-obligation and risks for guarantees provided	3,269,449	3,342,802
Assets under management (mainly mutual investment funds)	30,502,856	29,323,584
Lease commitments	8,719	43,586

19. Related Party Transactions

	Consolidated

	June 30, 2004	March 31,2004
Assets
Cash and due from banks	5	9
Marketable securities	21,498	20,854
Other credits
Dividends and interest on own capital receivable	118,239	75,459
Liabilities
Other liabilities
Social and statutory	100,935	75,459
Other	-	4

	Consolidated

	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenues
Other operating income	1,420	656
Expenses
Other administrative expenses	14	7

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages derivative financial instruments risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives is negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (“CETIP”) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credits requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating Risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Consolidated

	June 30, 2004		March 31, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,550,030	3,550,818	2,835,409	2,839,999
Marketable securities	18,588,379	18,691,660	17,524,719	17,813,606
Lending operations	25,096,496	25,153,348	22,727,787	22,807,980
Derivatives, net	93,193	93,193	165,170	165,170

Liabilities
Interbank deposits	193,783	194,078	345,485	346,046
Time deposits	20,210,071	20,216,313	18,724,709	18,733,213
Mortgage notes	633,538	638,083	795,385	800,572
Resources from securities issued abroad	1,723,488	1,733,899	2,287,541	2,302,487
Subordinated debt	1,677,950	1,648,770	1,511,679	1,544,573
Other liabilities (Note 13 (b))	3,191,465	2,753,178	2,454,452	2,290,690
Treasury stocks	51,423	76,987	110,181	163,535

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	June 30, 2004		March 31, 2004

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	2,162,253	2,162,253	(1,454,179)	(1,454,179)
Currencies	(531,031)	(531,031)	232,800	232,800
Interest rate (3)	2,479,979	2,479,979	(1,690,039)	(1,690,039)
Exchange coupon	210,076	210,076	(10,538)	(10,538)
Index	3,229	3,229	13,598	13,598

Forward contracts	26,023	44,131	634,746	668,605
Currencies	3,470	21,561	565,077	599,124
Fixed interest rate	22,553	22,570	69,669	69,481

Swap contracts	94,231	76,911	165,854	130,848
Currencies	(2,897,289)	(2,887,642)	(2,484,036)	(2,509,624)
Interbank interest rate	1,578,547	1,575,990	1,088,793	1,088,793
Fixed interest rate	(134,109)	(131,221)	(134,997)	(131,021)
Other	1,547,082	1,519,784	1,696,094	1,682,700

Swap contracts with daily reset	919,101	919,101	(4,251)	(4,251)
Currencies	919,101	919,101	1,009,777	1,009,777
Interbank interest rate	-	-	(1,014,028)	(1,014,028)

Option contracts
Purchased option	39	39	199	199
Sale	39	39	199	199
United States of America treasury bills	39	39	27	27
Brazilian sovereign bonds	-	-	172	172
Sale option	78	192	235	235
Purchase	78	192	235	235
United States of America treasury bills	78	192	63	63
Brazilian sovereign bonds	-	-	172	172
_____________________
(1)	Include the net of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.
(3)	Refers, primarily, interbank interest rate.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$30,733 (March 31, 2004 - R$29,446) due to purchase commitments and R$30,985 (March 31, 2004 - R$29,426) due to sale commitments.

On June 30, 2004, there were future transactions of R$3,225,210 (March 31, 2004 - R$2,336,735) and swap contracts in the amount of R$1,975,789, (March 31, 2004 - R$1,880,191) and forward contracts in the amount of R$842,572 accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$48,219 (March 31, 2004 - R$42,765) in Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges, which has attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829.

On June 30, 2004, there were swap contracts in the amount of R$40,360 (March 31, 2004 - R$79,435) in Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,115 (March 31, 2004 - R$1,246), recorded as a debit in the income of the period and as a charge under “Marketable Securities”. The hedges as of June 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On June 30, 2004, there were swap contracts in the amount of R$452,027 (March 31, 2004 - R$631,237) accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3,129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Fair value distributed by trade location:

	Consolidated

	June 30, 2004			March 31, 2004

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	2,162,253	-	2,162,253	(1,454,179)	-	(1,454,179)
Forward contracts	-	44,131	44,131	-	668,605	668,605
Swap contracts	(230,467)	307,378	76,911	(199,867)	330,715	130,848
Swap contracts with daily reset	919,101	-	919,101	(4,251)	-	(4,251)
Option contracts
Purchased position	-	39	39	-	199	199
Sale position	-	192	192	-	235	235
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amounts pledged to guarantee BM&F transactions were R$461,415 (March 31, 2004 - R$607,373) in Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded balance sheet accounts are as follows:

	Consolidated

	June 30, 2004	March 31,2004
Assets
Less than 3 months	40,850	33,178
Between 3 months and 1 year	260,790	309,450
Between 1 and 3 years	49,480	70,821
More than 3 years	6,070	7,039
Total	357,190	420,488

Liabilities
Less than 3 months	17,695	68,161
Between 3 months and 1 year	170,727	107,751
Between 1 and 3 years	71,591	73,235
More than 3 years	3,984	6,171
Total	263,997	255,318

	Consolidated

	June 30, 2004	March 31,2004
Assets
Swap contracts	338,380	385,926
Forward contracts	18,771	34,363
Option contracts – premiums received	39	199
Total	357,190	420,488

Liabilities
Swap contracts	261,469	255,078
Forward contracts	2,336	5
Option contracts – premiums paid	192	235
Total	263,997	255,318

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts that the balance represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	June 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(217,279)	(470,477)	62,140	669,747	44,131
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased position	39	-	-	-	39
Sale position	192	-	-	-	192
	Consolidated

	March 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(312,787)	(1,630,564)	456,116	33,056	(1,454,179)
Forward contracts	291,817	(308,093)	33,892	650,989	668,605
Swap contracts	(35,307)	167,701	(2,414)	868	130,848
Swap contracts with daily reset	(378)	(3,648)	(225)	-	(4,251)
Option contracts
Purchased position	199	-	-	-	199
Sale position	235	-	-	-	235

21. Statement of Cash Flows

	Parent company

	June 30, 2004	March 31, 2004
Operating activities
Net income	162,459	154,689
Equity in results of subsidiary and associated companies	(177,347)	(161,956)
Changes in assets and liabilities
Increase in marketable securities	(644)	(9,151)
(Decrease) increase in other credits and other assets	(55)	22,742
Increase (decrease) in other liabilities	15,583	(15,660)
Net cash used in operating activities	(4)	(9,336)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	-	112,655
Net cash provided by investing activities	-	112,655

Financing activities
Dividends paid	-	(103,313)
Net cash used in financing activities	-	(103,313)

Net decrease (increase) in cash and due from banks	(4)	6
Cash and due from banks at the beginning of the period	9	3
Cash and due from banks at the end of the period	5	9
Net decrease (increase) in cash and due from banks	(4)	6

	Consolidated

	June 30, 2004	March 31, 2004
Operating activities
Net income	162,459	154,689
Provision for loan losses	316,747	312,692
Technical provisions for insurance, annuity products and retirement plans	309,790	293,640
Deferred taxes	86,795	(8,290)
Provision (reversal) of foreclosed assets provision	(5,794)	8,753
Loss (gain) on sale of foreclosed assets and fixed assets	(9,870)	4,187
Amortization of goodwill on subsidiaries acquired	35,832	27,002
Equity in results of subsidiary and associated companies	1,082	(6,061)
Depreciation and amortization	98,474	93,296
Minority interest	41,096	32,752
Changes in assets and liabilities
Decrease (increase) in interbank investments	(3,591,312)	463,086
Increase in marketable securities and derivative financial instruments	(1,036,033)	(2,378,976)
Decrease (increase) in Central Bank compulsory deposits	(225,281)	192,137
Net change in interbank and interdepartmental accounts	(77,299)	48,301
Decrease (increase) in lending operations	(2,677,625)	380,823
Increase in leasing operations	(39,523)	(22,815)
Net change in foreign exchange portfolio	(433,444)	(45,192)
Decrease (increase) in other credits and other assets	(572,762)	118,971
Increase in other liabilities	2,357,881	133
Increase in deferred income	14,364	1,831
Net cash used in operating activities	(5,244,423)	(327,881)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	250	400
Proceeds from sale of foreclosed assets	46,307	25,539
Purchase of capital increase on investments in subsidiary and companies	623,837	(625,458)
Goodwill on acquisition of subsidiary companies	(338,320)	-
Proceeds from sale of capital decrease in subsidiary and associated companies	(70)	-
Purchase of other investments	(3,015)	(10,453)
Purchase of fixed assets	(55,440)	(69,167)
Proceeds from sale of fixed assets	43,943	26,776
Deferred charges	(58,277)	(81,977)
Minority interest	34,179	57,699
Net cash provided by (used in) investing activities	293,144	(676,571)

Financing activities
Increase in deposits	1,914,047	2,047,904
Increase (decrease) in securities sold under repurchase agreements	3,012,441	(42,667)
Decrease in resources from securities issued	(725,900)	(382,327)
Increase (decrease) in borrowings and onlendings	898,181	(589,516)
Purchase of own stocks	(213)	213
Dividends paid	(43,208)	(177,548)
Net cash provided by financing activities	5,055,348	856,059

Net increase (decrease) in cash and due from banks	104,069	(148,393)

Cash and due from banks at the beginning of the period	934,908	1,083,301
Cash and due from banks at the end of the period	-	934,908
Net increase (decrease) in cash and due from banks	1,038,977	(148,393)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	June 30, 2004	March 31,2004
Assets
Current and long-term assets	13,984,871	13,615,652
Cash and due from banks	248,443	172,628
Interbank investments	3,042,443	2,262,149
Marketable securities	7,271,965	7,078,726
Interbank accounts	253,938	259,517
Lending and leasing operations	2,896,050	3,051,634
Other credits and other assets	272,032	790,998
Permanent assets	366,182	363,023
Total	14,351,053	13,978,675

Liabilities
Current and long-term liabilities	12,444,192	12,009,589
Deposits	2,962,491	2,803,724
Securities sold under repurchase agreements	1,432,071	1,231,726
Resources from securities issued	1,359,779	1,941,831
Interbank accounts	35,141	27,364
Borrowings and onlendings	1,832,032	1,998,492
Derivative financial instruments	6,370	41,508
Other liabilities	4,816,308	3,964,944
Deferred income	10,143	8,267
Minority interest	5	5
Stockholders’ equity	1,896,713	1,960,814
Total	14,351,053	13,978,675

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	490,553	764,306
Expenses on financial intermediation	(157,413)	(195,420)
Provision for lending credit losses	17,203	(60,073)
Salaries, benefits, training and social security and other administrative expenses	(50,487)	(33,129)
Other operating income (expenses)	(49,629)	(6,665)
Non-operating income, net	(371)	(542)
Profit sharing	-	(12)
Net income for the period	249,856	468,465

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Phenix Seguradora S.A.:

Balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	6,680,168	6,144,343
Cash and due from banks	27,292	6,985
Marketable securities	5,646,135	5,239,273
Insurance credits and re-insurance	619,046	529,133
Other credits and other assets	387,695	368,952
Permanent assets	284,977	274,881
Total	6,965,145	6,419,224

Liabilities
Current and long-term liabilities	5,671,118	4,949,362
Technical provisions for insurance	1,579,817	1,475,779
Technical provisions for retirement plans	3,166,789	2,858,653
Insurance and re-insurance debts	284,420	232,672
Other liabilities	640,092	382,258
Stockholders’ equity	1,294,027	1,469,862
Total	6,965,145	6,419,224

Statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Gross premium written	1,038,639	901,729
Changes in technical reserves – insurance	(213,481)	(212,399)
Net claims incurred	(472,927)	(394,001)
Acquisition costs and other	(149,182)	(121,465)
Private pension contributions	595,277	536,791
Changes in technical reserves – retirement plan	(341,459)	(292,731)
Private retirement plan benefits	(252,771)	(261,996)
Other operating income	74,657	53,227
Other operating expenses	(112,660)	(81,439)
Administrative expenses	(129,662)	(117,581)
Tax expenses	(21,353)	(20,009)
Investment income	402,332	342,744
Financial expenses	(257,621)	(155,944)
Non-operating income, net	1,366	(897)
Income tax and social contribution	(15,395)	(29,120)
Profit sharing bonus to employees	(8,000)	(9,452)
Net income for the period	137,760	137,457

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%):

Combined balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	5,245,862	4,090,524
Cash and due from banks	9,366	17,717
Interbank investments	41,510	33,500
Marketable securities	642,690	604,704
Interbank and interdepartmental accounts	13,835	6,654
Lending operations	2,537,375	1,723,829
Other credits and other assets	2,001,086	1,704,120
Permanent assets	339,412	604,148
Total	5,585,274	4,694,672

Liabilities
Current and long-term liabilities	4,397,585	3,577,118
Deposits	686,557	730,733
Borrowings	172,384	185,217
Onlending in Brazil – Governmental agencies	2,081	-
Resources from securities issued	632,523	594,195
Interbank and interdepartmental accounts	452	405
Derivative financial instruments	16,523	44,440
Other liabilities	2,887,065	2,022,128
Deferred income	314	-
Minority interest	70,756	-
Stockholders’ equity	1,116,619	1,117,554
Total	5,585,274	4,694,672

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	707,553	575,554
Expenses on financial intermediation	(140,519)	(44,293)
Provision for lending, leasing and other credits losses	(179,411)	(187,011)
Services rendered	425,809	339,764
Salaries, benefits, training and social security and other administrative expenses	(316,825)	(273,935)
Other operating income (expenses)	(309,134)	(211,824)
Non-operating income, net	(2,418)	3,038
Income tax and social contribution	(61,039)	(54,810)
Profit sharing	(12,480)	(9,849)
Net income for the period	111,536	136,634

(d) The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	June 30, 2004	March 31, 2004
Assets
Current and long-term assets	2,171,825	1,956,917
Cash and due from banks	8,056	3,715
Interbank investments	30,883	22,497
Marketable securities	64,856	60,923
Interbank and interdepartmental accounts	11,562	8,509
Lending operations	1,637,790	1,513,027
Other credits and other assets	418,678	348,246
Permanent assets	213,733	166,089
Total	2,385,558	2,123,006

Liabilities
Current and long-term liabilities	1,818,521	1,608,496
Deposits	1,213,135	1,089,049
Securities sold under repurchase agreements	7,830	8,134
Borrowings	36,602	10,624
Derivative financial instruments	5,499	5,500
Other liabilities	555,455	495,189
Minority interest	684	-
Stockholders’ equity	566,353	514,510
Total	2,385,558	2,123,006

Combined statement of income	Six-month ended June 30, 2004	Six-month ended June 30, 2003
Revenue from financial intermediation	655,730	596,382
Expenses on financial intermediation	(85,142)	(155,257)
Provision for lending, leasing and other credits losses	(213,949)	(193,059)
Salaries, benefits, training and social security and other administrative expenses	(267,654)	(230,020)
Other operating income (expenses)	43,459	50,348
Non-operating income, net	11	(83)
Income tax and social contribution	(21,545)	(7,743)
Profit sharing	(8,810)	(4,119)
Net income for the period	102,100	56,449

23. Other Information

(a) Assets leased to third parties, in the amount of R$882,242 (March 31, 2004 - R$874,743), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$475,831 (March 31, 2004 - R$491,340) and the residual value received in advance from these lessees amounts to R$381,801 (March 31, 2004 - R$408,269), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2004, the insurance coverage on properties and other assets in use totaled R$1,006,154 (March 31, 2004 - R$1,113,157) in Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2004	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	June 30, 2004	March 31, 2004

CURRENT ASSETS	57,771,195	49,556,570

Cash and due from banks	28,294,456	23,855,379
Demand deposits	1,038,977	934,908
Interbank investments	13,997,163	10,419,067
Marketable securities and derivative financial instruments	13,258,316	12,501,404
Credits	24,116,764	20,898,456
Lending operations	18,612,866	16,401,731
Allowance for lending losses	(1,214,892)	(1,106,327)
Leasing operations	283,214	268,279
Allowance for leasing losses	(4,610)	(4,989)
Other credits	6,468,365	5,368,279
Allowance for other credits losses	(28,179)	(28,517)
Other	5,359,975	4,802,735
Interbank accounts	4,823,025	4,380,961
Interdepartmental accounts	97,757	8,890
Other assets	439,193	412,884

LONG-TERM ASSETS	18,749,668	18,103,134

Other credits	18,641,654	18,005,918
Interbank investments	91,975	78,759
Marketable securities and derivative financial instruments	5,687,253	5,443,803
Lending operations	7,945,753	7,677,636
Allowance for lending losses	(287,193)	(245,253)
Leasing operations	251,065	228,826
Allowance for leasing losses	(4,104)	(4,509)
Other credits	4,963,102	4,832,916
Allowance for other credits losses	(6,197)	(6,260)
Other	108,014	97,216
Interbank accounts	44,438	40,341
Other assets	63,576	56,875

PERMANENT ASSETS	3,511,479	3,846,177

Investments	1,849,593	2,168,939
Associated companies	49,221	674,070
- Local	49,221	674,070
Goodwill on acquisitions of subsidiary companies	1,633,512	1,331,024
Other investments	230,506	227,585
Allowance for losses	(63,646)	(63,740)
Fixed assets	956,229	982,247
Deferred charges	705,657	694,991

TOTAL	80,032,342	71,505,881

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2004	March 31, 2004

CURRENT LIABILITIES	48,135,961	41,082,507

Other	48,135,961	41,082,507
Deposits	21,202,339	19,176,889
Securities sold under repurchase agreements	10,153,762	7,141,321
Resources from securities issued	1,904,761	2,627,649
Interbank accounts	595,579	458,562
Interdepartmental accounts	508,528	413,097
Local borrowings	190,371	179,138
Foreign borrowings	3,714,763	3,009,476
Local onlendings	1,773,749	1,587,368
Foreign onlendings	79,113	39,219
Derivative financial instruments	188,422	175,912
Other liabilities	7,824,574	6,273,876

LONG-TERM LIABILITIES	23,329,100	22,147,653

Other	23,329,100	22,147,653
Deposits	8,104,525	8,215,928
Resources from securities issued	452,265	455,277
Local borrowings	781	814
Foreign borrowings	461,542	309,950
Local onlendings	3,332,150	3,502,606
Foreign onlendings	184,986	210,703
Derivative financial instruments	75,575	79,406
Other liabilities	10,717,276	9,372,969

DEFERRED INCOME	94,626	80,262

MINORITY INTERESTS	3,891,920	3,816,645

STOCKHOLDERS' EQUITY	4,580,735	4,378,814
Capital:	1,863,450	1,863,450
-Local residents	741,348	743,251
-Foreign residents	1,122,102	1,120,199
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	5,830	5,965
Revenue reserves	2,224,324	2,224,324
-Legal	165,190	165,190
-Special dividends not distributed	36,603	36,603
-Retained earnings	2,022,531	2,022,531
Unrealized gains and losses - marketable securities and derivative financial instruments	(57,221)	(98,926)
Treasury stocks	(69,081)	(110,181)
Net income for the period	199,704	80,453
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	8,472,655	8,195,459
TOTAL	80,032,342	71,505,881

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From April 1, 2004	From January 1, 2004	From April 1, 2003	From January 1, 2003
	To June 30, 2004	To June 30, 2004	To June 30, 2003	To June 30, 2003

REVENUES	3,317,557	6,200,790	2,507,235	5,591,486
Lending operations	2,078,973	3,879,490	1,847,207	3,677,408
Leasing operations	29,969	54,290	17,693	40,341
Marketable securities	887,705	1,615,076	(278,061)	542,280
Financial results from insurance, pension plans and annuity products	205,675	413,600	130,074	403,039
Derivative financial instruments	(101,113)	(85,832)	648,969	600,270
Foreign exchange transactions	118,266	135,086	6,848	41,777
Compulsory deposits	98,082	189,080	134,505	286,371
EXPENSES	(2,271,562)	(3,957,405)	(895,370)	(2,746,079)
Deposits and securities sold	(1,413,725)	(2,494,968)	(314,453)	(1,556,213)
Interest and monetary correction on technical provision for insurance, pension	(160,040)	(252,132)	(65,153)	(190,648)
Borrowings and onlendings	(381,050)	(580,866)	(102,949)	(302,550)
Provision for lending, leasing and other credits losses	(316,747)	(629,439)	(412,815)	(696,668)
GROSS PROFIT	1,045,995	2,243,385	1,611,865	2,845,407
OTHER OPERATING INCOME (EXPENSES)	(656,404)	(1,392,845)	(1,055,163)	(1,829,774)
OTHER OPERATING INCOME	1,911,573	3,545,104	1,721,765	3,204,777
Services rendered	820,095	1,560,662	708,591	1,370,993
Insurance, annuity products and retirement plans premiums	901,635	1,735,514	867,452	1,571,944
Other operating income	189,843	248,928	145,722	261,840
OTHER OPERATING EXPENSES	(2,566,895)	(4,942,928)	(2,779,815)	(5,039,413)
Changes in technical provisions for insurance, annuity products and retirement plans premiums	(309,790)	(603,430)	(330,387)	(596,341)
Insurance claims	(249,926)	(470,134)	(187,588)	(394,040)
Private retirement plans benefits expenses	(105,283)	(255,563)	(159,900)	(261,996)
Selling, other insurance and private retirement plans expenses	(69,438)	(130,470)	(48,360)	(98,132)
Credit card selling expenses	(86,931)	(156,994)	(56,401)	(109,228)
Salaries, benefits, training and social security	(484,127)	(943,150)	(421,397)	(821,525)
Other administrative expenses	(758,131)	(1,442,352)	(676,288)	(1,338,628)
Financial transaction and other taxes	(182,297)	(346,890)	(153,065)	(310,960)
Other operating expenses	(320,972)	(593,945)	(746,429)	(1,108,563)
EQUITY IN RESULTS OF ASSOCIATED COMPANIES	(1,082)	4,979	2,887	4,862
OPERATING INCOME	389,591	850,540	556,702	1,015,633
NON-OPERATING INCOME (EXPENSE)	18,496	6,319	6,241	15,780
Income	32,332	40,962	23,689	41,751
Expense	(13,836)	(34,643)	(17,448)	(25,971)
INCOME BEFORE TAXES AND PROFIT SHARING	408,087	856,859	562,943	1,031,413
INCOME TAX AND SOCIAL CONTRIBUTION	(25,994)	(104,599)	(226,734)	(374,932)
Provision for income tax	(70,560)	(135,651)	(79,079)	(153,177)
Provision for social contribution	(25,649)	(47,453)	(30,134)	(54,513)
Deferred tax asset	70,215	78,505	(117,521)	(167,242)
PROFIT SHARING	(56,843)	(125,732)	(45,847)	(101,479)
Management	(1,326)	(2,510)	(3,425)	(7,958)
Employees	(55,517)	(123,222)	(42,422)	(93,521)
NET INCOME BEFORE MINORITY INTEREST	325,250	626,528	290,362	555,002
MINORITY INTEREST	(162,791)	(309,380)	(137,971)	(270,412)
NET INCOME	162,459	317,148	152,391	284,590

Number of outstanding shares (Note 15a)	82,990,874,272	82,990,874,272	83,054,633,978	83,054,633,978
Net income per 1,000 shares: R$	1.96	3.82	1.83	3.43

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – JUNE 30, 2004	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The first half of 2004 was mainly characterized by the maintenance of the monetary policy and the recovery expansion of the industrial activity. Inflation was again a matter of concern in this period in view of the supply-side shock generated by the international commodity price uptrend. Furthermore, there was also the impact of exchange rate pressure on inflation expectations. External accounts, driven by the strong trade balance, helped maintaining the good liquidity in the FX market.

During the first half of this year, the positive performance of exports led to substantial monthly surpluses of the trade balance. The trade balance was positive by US$15.1 billion, roughly 45% higher than the figure for the same period last year, increasing the Brazilian 12-month trade surplus to US$29.5 billion, a historic record.

The domestic scenario generated by the continuing external adjustment has been intensified by the substantial fiscal result for the first half of 2004 with a primary surplus of 5.8% of GDP, thus strengthening the credibility of the fiscal policy. These public account results have been enough to maintain a debt/GDP ratio downtrend throughout this year, ending the month of June with a ratio standing at 56.0% vs. 58.7% at the end of the third quarter of 2003.

The counterpoint to this domestic scenario was the process of reduction in the liquidity on global capital markets due to expectations and the confirmation of a hike in the basic interest rate in the US economy. The Embi-Brazil reached 646 points at the end of the first half of 2004, an increase compared to the end of 2003, when it reached 463 points. Despite a higher Embi-Brazil, 183 points, robustness of the balance of payments led to a stable exchange rate that ended the first half of 2004 at R$3.11/US$, with a Brazilian Real depreciation of only 6.8%.

The first half of 2004 accumulated inflation (measured by the IPC-A consumer price index), at 3.5%, was higher than the accumulated figure of 2.5% for 2H03. This scenario prompted a more cautious approach. The Copom (Monetary Policy Committee) reduced the basic interest rate (Selic) by only 0.5% during the the first half of 2004, after a 10.0% reduction between June and December 2003. In the first half of 2004, expected real interest rate taking into account the yield curve and inflation expectations, fluctuated around 10.0% per annum.

The level of industrial activity, which slipped to a more modest level during the course of the first quarter of 2004, posted clear growth during the second quarter of 2004 and, therefore, did not jeopardize the outlook for consistent recovery of the level of activity in 2004.

Net Income and Stockholders’ Equity

Unibanco Holdings

Unibanco Holdings’ net income for the first half of 2004 totaled R$317 million, resulting in earnings per 1,000 shares of R$3.86. Stockholders’ equity in the same period reached R$4,581 million and the annualized ROAE stood at 14.9%, impacted by the PIS and COFINS tax provisions over interest on capital stock revenues. Book value per 1,000 shares reached R$55.20. Unibanco Holdings distributed R$101 million interest on capital stock.

Unibanco

The first half of 2004 net income rose to R$581 million, reflecting a 18.3% growth compared to the first half of 2003. In the second quarter of 2004, Unibanco’s net income amounted R$305 million, reflecting a 10.5% growth compared to the first quarter of 2004. Stockholders’ equity in June 2004 stood at R$7,704 million, representing a 12.5% increase when compared to June 2003.

In August 2004, Unibanco paid out R$204 million in net interest on capital stock, an increase of 22.9% year to year. This amount represents a 37% pay-out of the income for the the first half of 2004.

The investments acquired this semester, Hipercard and BNL, were consolidated in the second quarter of 2004. As a consequence, and for purposes of a better comparison, ROAE, ROAA, earnings per share, and financial margin were calculated based on monthly averages.

Assets

Unibanco’s consolidated total assets reached R$80,011 million on June 30th, 2004, representing an increase of 21.1% when compared to June 2003.

Securities Portfolio

The sale of securities classified as available for sale generated gains before taxes of R$5 million in the first half of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest.

The market value of such securities stood at R$6,277 million on June 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.2% per annum in June 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$30,045 million in June 2004, an increase of 14.7% and 9.9% in the last twelve and three months, respectively. Credit card companies, consumer finance portfolio, and small, micro and medium companies loans posted greater growth.

Balance and Changes in Allowance for Loan Losses

At the end of June 2004, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio.

Whereas the portfolio expanded by 9.9% during the quarter, the provision required during this period dropped by 17.8%. This improvement in credit quality is also reflected on the ratio that measures net write-off vs. total risk.

Funding

On June 30, 2004, Unibanco’s overall funding reached R$93,712 million, including R$30,503 million in investment funds and assets under management. Total local and foreign funding stood at R$63,209 million by the end of June 2004.

Assets under management and investment funds managed by UAM – Unibanco Asset Management, ended June 2004 with R$30,503 million in assets, up 32.5% compared to June 2003 and 4.0% compared to March 2004. (also refer to Businesses Highlights – Wealth Management).

Funding in foreign currency posted an increase of 14.9% year to year, totaling R$16,077 million at the end of June 2004, mainly due to the appreciation of the dollar during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10th, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing investors with a 3.05% yield per annum.

In May 2004, Unibanco completed a new securities issue, through a program of securitization of payment orders, to a total of US$ 200 million. The Notes have a seven-year term and pay interest on a quarterly basis; they mature on April 15th, 2011. Amortization will take place in equal and consecutive payments starting on July 15th, 2007. The issue’s duration is five years and it offers a U.S. dollar coupon of 0.50% a year over the U.S. quarterly Libor rate.

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	18.1	16.7
Changes in risk weighted assets	(1.0)	(1.0)
Net foreign exchange exposure	(1.1)	(1.7)
Changes in market risk - interest rates	(0.1)	(0.1)
Stockholder's equity growth	0.8	2.8
Tier I	0.7	1.5
Tier II - December 2003	0.1	1.3
BIS Ratio on June 30, 2004	16.7	16.7

The BIS ratio stood at 16.7%, above the minimum required by the Brazilian Central Bank of 11%.

In June 2004, the Fixed Asset ratio stood at 48.3%.

Businesses Highlights

BNL Brasil Acquisition

Unibanco acquired, based on the balance sheet of May 31st 2004, the total capital of Banco BNL do Brasil S.A. (BNL Brasil) from Banca Nazionale del Lavoro S.p.A. (BNL). BNL received one billion of Units and will own, directly and indirectly, 1.43% of Unibanco’s capital. The transaction is subject to the approval of the relevant regulatory authorities.

BNL Brasil owned a credit portfolio of R$698.5 million further to credit card and consumer finance operations that includes some 107 thousand clients and 96 thousand cards issued.

The transaction also includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil.

Retail

During the first half of 2004, 342 thousand new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the semester, 6.2 million clients under the Unibanco brand. The average number of products per checking account holder stood at 6.3, above the 5.7 figure of June 2003.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 14.069 points of service at the end of June 2004, distributed as follows:

  867 branches and in-store branches (inside supermarkets and stores);
  398 corporate-site branches;
  164 Fininvest stores, including 49 Creditec points-of-sale converted into Fininvest stores;
  10,055 Fininvest points-of-sale (retailers);
  182 LuizaCred stores;
  333 PontoCred stores; and
  2,070 Banco 24 Horas sites (ATMs).
  The recent acquisitions have added:162 Creditec points-of-sale and 64 Creditec stores (49 of them already converted into Fininvest stores); and
  63,258 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreço stores.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and, more recently, also by Tricard, Creditec, and HiperCard.

Unicard

Unicard’s credit card business had earnings of R$30 million in the second quarter of 2004. In the first half of 2004, earnings stood at R$63 million, an increase of 16.7% when compared to the first half of 2003. The first half of 2004 annualized ROAE was 57.9%.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,593 million in the second quarter of 2004, a 12.7% growth vs. the first quarter of 2004 and 21.3% above the second quarter of 2003. The credit portfolio reached R$1,045 million in the quarter, 6.2% above the previous period. In June, the number of cards issued stood at 5.2 million, up 8.3% quarter to quarter and 30% year to year.

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had net earnings of R$20 million from March 1st to June 30th 2004. ROAE was 31.0% in the quarter. At the end of June, Hipercard’s credit portfolio stood at R$836 million, comprising 63,258 affiliated stores and 2.5 million cards and 1.7 million clients.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$55 million to Unibanco’s second quarter of 2004 results. The volume of transactions of Credicard increased by 7% in the second quarter of 2004, when compared to the same period of last year, totaling 61 million.

Fininvest

Fininvest’s equity income was of R$47 million in the second quarter of 2004, an increase of 6.8% quarter to quarter and 104.3% year to year. Annualized ROAE was 47.7% in the period. The equity income accumulated figure for the first half of 2004 reached R$91 million, up 82% year to year and ROAE in the period stood at 46.1%.

The company, excluding LuizaCred, ended the first half of 2004 with R$1,220 million in credit portfolio, a 4.2% growth when compared to the first quarter of 2004 and 8.5% over the last 12 months. Revenues in the quarter reached R$1,003 million, a 12.2% growth quarter to quarter and up 13.7% year to year.

Active customers totaled 4.3 million at the end of June, when Fininvest had 164 stores (including the 49 Creditec stores converted into Fininvest stores) and 10,055 points-of-sale.

Fininvest has signed a partnership with retail chain Lojas Americanas S.A. (LASA) to extend credit to the chain’s clients. LASA, founded 75 years ago, owns 130 points-of-sale in 18 Brazilian states and the Federal District and its stores are visited by approximately 1 million clients daily.

This semester, Fininvest launched the Ipiranga card, the first private-label card in the fuel market. Ipiranga has more than 4,500 Ipiranga flag gas stations.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$4 million in the second quarter of 2004 with annualized ROAE of 36.9% for the period. In the first half of 2004, LuizaCred had net income of R$11 million, 37.5% above the first half of 2003. The volume of financed sales reached R$164 million in the quarter, up 7.9% quarter to quarter and 33.3% Y-oY. The company ended the semester with 1.2 million active customers and R$332 million in loan portfolio, an increase of 40.7% over the last 12 months.

PontoCred

PontoCred posted net income of R$8 million in the second quarter of 2004, up 33.3% year to year. Accumulated net income for the first half of 2004 was R$ 23 million with annualized ROAE at 31% in the period. At the end of June, the loan portfolio totaled R$759 million, an increase of 36% in 12 months. The total number of active customers reached 3.2 million.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$1.6 million in the second quarter of 2004 and R$ 3.8 million in the first half of 2004. The bank ended the period with a R$1,668 million loan portfolio, up 27.6% year to year.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended the second quarter of 2004 posting gross sales of R$82 million, up 20.6% when compared to the same period of last year and up 13.9% when compared to the first quarter of 2004. The gross sales accumulated figure for the semester was R$154 million, up 13.2% year to year.

The managerial result in the second quarter of 2004 reached R$19 million, representing a growth of 35.7% when compared to the first quarter of 2004 and 11.8% above the second quarter of 2003. The accumulated result of the annuity business reached R$34 million in the six-month period.

Investshop

Unibanco Investshop Corretora, Investshop Corretora new denomination, reached R$2.4 billion in trading volume in the second quarter of 2004, a 200% growth when compared to the same period of last year. On March 1st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses. Investshop is the largest online broker in Latin America with a special performance in the investment funds and federal public bonds (Tesouro Direto) distribution, having a 13.1% market share of the “home broker” trading volume in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the semester with 119 stores, of which 111 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$72.6 million and equity income of R$1.9 million to Unibanco, which owns 60% of the company.

Wholesale

Mergers and Acquisitions

During the first semester, Unibanco kept its leadership in mergers and acquisitions, as the most active Brazilian bank in this segment in the domestic market, according to Thomson ranking. During this period, Unibanco acted as financial advisor in 6 mergers and acquisitions transactions, totaling a volume of more than R$1,255 million.

Syndicated Loans

In the second quarter of 2004, Unibanco led syndicated loan transactions in Reais to Coelce, Global Telecom and Sanasa and also participated in other transactions, totaling a volume of R$ 669 million.

Correspondent Banking

Unibanco ended the first half of 2004 with more than US$1.6 billion of funds borrowed from correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations. The main highlights of the period are the contracts signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$20 million credit line, and the with the Export Import Bank of India (India Eximbank) for the credit line of US$10 million. These transactions boost the import financing of Asian products and consolidate Unibanco’s leadership in the local market in the multilateral institutions and governmental international trade agencies on-lending.

Foreign Exchange and Trade

Unibanco stepped up its short-term export financing activities (ACC and ACE), having closed contracts in the first half of 2004 of a total of US$932 million, almost the same volume in contracts for the entire year of 2003 (US$1 billion).

Unibanco sought product diversification, focusing on the structuring of differentiated transactions, among which a contract for a pioneering Export Credit Note stands out. This contract, totaling US$100 million for a three-year term, was one of the first of its kind in the market.

In terms of foreign exchange import contracts, Unibanco closed transactions in the amount of US$2.3 billion, from a total market volume of US$25.2 billion, thus increasing its participation to 9.3% (Source: Central Bank).

Project Finance

In the first half of 2004, four financial advisory mandates were completed in the sanitation and electric power sectors, totaling R$1 billion in investments in infrastructure. In the sanitation sector, the highlight was a R$300 million issue of private debentures of the Companhia de Saneamento Básico do Estado de Minas Gerais S.A. – COPASA (the State of Minas Gerais Sanitation Company), for a 10-year term. The funds will be used in investments in the water supply and sanitary sewage systems, as part of a R$469 million investment program. In the electric energy sector, the highlight is the completion of financing transactions totaling R$132 million for the hydroelectric power stations of Itiquira (in the state of Mato Grosso do Sul) and Picada (in the state of Minas Gerais). These power stations account jointly for investments in excess of R$ 500 million.

Equities

In the first half of 2004, Unibanco took part in all the Brazilian market’s main stock offerings. One of the highlights was the R$878 million global offering of preferred stock of Gol – Linhas Aéreas Inteligentes (Gol Intelligent Airlines) for which Unibanco acted as the Lead Coordinator of the Brazilian Offering. Unibanco was also one of the coordinators in the common stock offering of the CCR – Companhia de Concessões Rodoviárias, totaling R$375 million, and in the Natura Cosméticos cosmetic company offering, which amounted to R$768 million, and in the preferred stock offering of América Latina Logística – ALL (América Latina Logistics), which amounted to R$588 million. In the secondary market, Unibanco traded approximately R$6.2 billion at Bovespa.

Fixed Income

In the first half of 2004, Unibanco coordinated two transactions in the domestic fixed-income market. In the domestic market, the highlight was a R$1.2 billion issue of Braskem S.A. debentures. In the international market, Unibanco acted as a coordinator of a US$150 million issue maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company CNO - Construtora Norberto Odebrecht S.A. In the secondary market, Unibanco traded some R$200 million in corporate securities in Brazil and US$8.5 billion in sovereign debt and corporate securities abroad.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$79 million in the second quarter of 2004, up 36.2% year to year. The annualized ROAE was 23.4% in the second quarter of 2004.

The second quarter of 2004’s consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,163 million, 13.2% above the first quarter of 2004 and up 20.8% year to year.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.5% market share (May 2004 figures, does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$4,847 million at the end of the semester, increasing 12% compared to the first quarter of 2004 and 36.2% vs. the second quarter of 2003.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$721 million in the second quarter of 2004, up 38.7% year to year. In the second quarter of 2004, an advertisement campaign of the new version of the women insurance was launched, boosting the sale of personal accident insurance policies in the period.

In the quarter, the results of Phenix, the insurance company acquired from Fiat Group at the end of 2003, were consolidated. Phenix insurance policies portfolios have been managed by Unibanco AIG Seguros since June 2004.

The combined ratio, that measures the efficiency of the insurance companies, was 99.6% in the second quarter of 2004. The extended combined ratio, which includes financial revenues, reached 88.9%.

Personnel and administrative expenses (including DPVAT – Mandatory Auto Insurance) amounted to R$62 million in the second quarter of 2004. The permanent attention to processes and costs contributed to reduce the ratio of administrative expenses over retained premiums. In the quarter, this ratio was 11.3% compared to 14.3% in the second quarter of 2003.

According to the latest industry data, released by SUSEP as of May 2004, Unibanco AIG Seguros maintained the leadership in the fire, D&O(Directors & Officers), international transportation, aviation, petrochemical risks and risks associated with power generation and distribution.

The insurance and extended warranty companies’ technical reserves reached R$1,077 million at the end of the second quarter of 2004, up 13.7% quarter to quarter.

The extended warranty business, formed by UAW and Garantech, the latter a joint venture with Multibrás, posted a net income of R$ 1.5 million in the second quarter of 2004, up 14.5% quarter to quarter. Garantech’s revenues in the period totaled R$86 million, approximately 4 times higher than the one obtained in the second quarter of 2003 and almost twice the first quarter of 2004 figure. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Altough there is no official statistics of the segment, the company estimates that based on its home appliances sales penetration and on its client base, it has a market share of above 80% in its business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$14 million in the second quarter of 2004, up 7.7% year to year. Revenues for the quarter reached R$442 million, up 19.5% quarter to quarter.

Unibanco AIG Previdência ranked fourth in pension plan sales up to May 2004, with 9.9% market share, according to the ANAPP official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for May 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$468 million. The company services approximately 1,200 corporate clients and 689 thousand individual customers.

Technical reserves stood at R$3,370 million at the end of the first half of 2004, up 11.6% quarter to quarter and 38.5% year to year.

Wealth Management

Unibanco Asset Management (UAM) ended the second quarter of 2004 with R$30.5 billion in assets under management and custody, up 32.5% year to year and 13.2% when compared to December 2003. The semester accounted for positive fund raising of R$1.8 billion, mainly from the retail and institutional segments. In June 2004, UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, going up two positions in the quarter. Also in June 2004, UAM’s market share was 4.9%, compared to 4.7% in the same month of the previous year.

The Private Banking business ended the second quarter of 2004 with assets under management of R$11.7 billion, which represents an increase of 18% year to year. R$4.2 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9%, holding the 2nd position in the segment’s global ranking published by ANBID in June 2004.

Performance Overview

Results

Net income in the first half of 2004 stood at R$309 million, up 14.4% when compared to the same period of last year. In the second quarter of 2004, Unibanco reached a net income of R$162 million, up 6.2% when compared to the second quarter of 2003.

Investments abroad totaled R$1.9 billion and R$2.0 billion at the end of June 2004 and March 2004, respectively. During the course of the first half of 2004, these investments abroad were reduced by dividends payments.

During the second quarter of 2004, these investments were almost 100% hedged, reducing the effect of exchange rate fluctuation in the quarter. Income tax and social contribution expenses are impacted by the non-deductibility of the exchange rate fluctuation.

Fees from Services Rendered

In the first half of 2004, total fees amounted to R$1,561 million, an increase of 13.9% when compared to the first half of 2003. In the second quarter of 2004, total fees reached R$820 million, increasing 10.7% when compared to last quarter.

In the first half of 2004, banking fees reached R$809 million, increasing 9.2% compared to the first half of 2003. Fee revenues from the credit card business reached R$565 million in the first half of 2004, growing 16.7% year to year. Revenues from credit cards reached R$321 million in the second quarter of 2004, influenced by the consolidation of HiperCard in this quarter. Fee revenues from assets under management reached R$187 million in the first half of 2004, presenting a growth of 28.1% over the past year. During the same period, the volume of assets under management increased 32.5%.

Fee revenues over administrative and personnel expenses (recurrent revenues and expenses) increased from 63.5% in the first half of 2003 to 65.4% in the first half of 2004.

Personnel and Administrative Expenses

Excluding the acquisitions, total personnel expenses grew R$110 million (13.4%) in the first half of 2004 compared to the same period last year. In the second quarter of 2004, these expenses increased R$15 million (3.3%) when compared to the previous quarter.

At the Multiple Bank, in the first half of 2004 personnel expenses presented a R$100 million (17.0%) growth year to year, as a result of the increase in the sales force in the branch network, and the wage increase of 12.6% after the collective bargaining agreement applicable to the bank employees category in September 2003. When compared to last quarter, the increase of R$23 million (6.9%) in the second quarter of 2004 is explained by the seasonal effect of employees’ vacations.

Personnel expenses in the bank’s subsidiaries, excluding the effect of the acquisitions, presented a growth of only R$10 million in the first half of 2004, or 4.3% when compared to the first half of 2003, even considering the average wage increase of 12.0% as a result of the collective agreements of last year.

In the second quarter of 2004, personnel expenses in the bank’s subsidiaries, not considering the acquisitions, dropped by R$8 million (6.4%) comparing to the first quarter of 2004, mostly influenced by the external administrative services of call center in Credicard.

In the first half of 2004, the subtotal of other administrative expenses presented an increase of R$66 million (4.9%) compared to the first half of 2003. Compared to the first quarter of 2004, the expenses posted a growth of 6.2% in the second quarter of 2004.

The Multiple Bank was impacted by R$29 million (3.8%) in 1H04 due to the readjustment of the public utilities tariffs, rental and software maintenance contracts, lease agreements, mailing expenses, larger expenses with marketing campaigns and the external administrative services in Credicard.

In the second quarter of 2004, the increase of R$42 million (6.2%) in the subtotal compared to the first quarter of 2004, is explained by the increase of R$17 million in marketing campaigns and in Credicard expenses, as mentioned above.

Other Operating Income and Expenses

In the second quarter of 2004, other operating income and expenses account was an expense of R$225 million, the same level of the previous quarter when it reached R$219 million.

Unibanco Pessoas (Human Resources)

In June 2004, Unibanco’s staff totaled 29,319 professionals, an increase of 1,090 employees when compared to March 2004. This growth in the first quarter of 2004 is mainly due to the incorporation of Creditec’s and HiperCard’s staff.

In the second quarter of 2004, about R$6.2 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad, and the People Management Program. Since the inception of the latter, in October 2003, 73% of Unibanco’s managers were trained, including 1,277 managers in the second quarter of 2004.

The new Private Retirement Plan for employees, called Futuro Inteligente (Intelligent Future), offers a number of improved features, such as the opportunity to contribute with higher percentages than those allowed in the former plan, based on the participant’s age range; the possibility of retiring as from the age of 50; and four alternatives for enjoying the benefits of the plan in the event that the employee leaves the company prior to retiring. The program is offered to all employees and allows for rising company contributions, depending on the returns on equity.

As part of the significant changes in organizational structure announced in April 2004, Unibanco offered to a group of executives a specific program allowing them to anticipate retirement with unique benefits.

Corporate Governance

The best corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management, the bank adopted clear management procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and the capacity to act promptly whenever required by scenario changes.

Organizational Structure Changes

During the second quarter of 2004, the changes in the highest level of the organization were finalized:

The following executives now report directly to Mr. Pedro Moreira Salles, CEO of the bank:

  Márcio Schettini: Retail

  João Dionísio Amoêdo: Wholesale

  José Rudge: Insurance

  Demósthenes Pinho Neto: Wealth Management

  Geraldo Travaglia: Planning, Control and Operations

  Daniel Gleizer: Risk and Macro Research

  Lucas Melo: Legal, Compliance, Auditing and Governmental Relations

  Marcos Caetano: Corporate Communication

  Marcelo Orticelli: Unibanco People (Human Resources)

The Board of Directors is formed by the following members:

  Chairman: Pedro Sampaio Malan

  Vice-Chairman: Pedro Moreira Salles

Directors:

  Armínio Fraga

  Gabriel Jorge Ferreira

  Israel Vainboim

  Joaquim Francisco de Castro Neto

  Pedro Bodin

The Board Members and Executives election that occurred in the semester is pending Brazil’s Central Bank homologation.

Reverse Stock Split

Unibanco and Unibanco Holdings initiated the necessary procedures for the implementation of the reverse stock split of their shares (common, preferred and Units). The reverse stock split will be done at the ratio of 100 shares for every 1 share and will be effective as of August 30th 2004. The shares will be quoted on a per share basis and will be negotiated in lots of 100 shares. In the same date, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 Units, instead of 500 Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The reverse stock split will provide more efficiency in controlling and in the relationship with the shareholders, and operational costs reduction, as well as being one more step in the quest for increasing liquidity for the shares in the local market.

Social Responsibility

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Environmental Education on Wheels

As part of the celebration of Unibanco’s 80th anniversary, the Educação Ambiental Sobre Rodas (Environmental Education on Wheels) program was launched in early August. Six trucks will drive in groups of two through a number of the country’s cities, covering three different routes (South, inner-state São Paulo/Southeast and North/Northeast/Midwest), aiming at encouraging environmental education among students and teachers of the 1st to 4th grades of elementary school in the municipal school systems. Each group will consist of one truck equipped with a “cinema”, showing a movie on Environmental Education, and another truck with an interactive exhibition area, showing pictures and videos, divided into areas that deal with the themes of Biodiversity, Water, Air, Garbage, Energy and Sustainable Consumption. The trucks will be parked in highly visible areas and will be visited by schools, by prior appointment, with the support of each town’s education bureau.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the second quarter of 2004, the Institute signed new partnerships and has been actively participating in the development of important social projects that will benefit hundreds of youngsters, people with disabilities and the environment, such as: Projeto Educacional São Paulo 450 anos (partnership with Instituto Votorantim), Projeto Ver in ten municipalities of the states of Paraíba, Bahia and Pernambuco (partnership with Associação de Apoio à Alfabetização Solidária); Projeto Rocinha do Saber at Rio de Janeiro (partnership with Fundação Roberto Marinho and Viva Rio); Direitos Humanos nas Escolas, in São Paulo (partnership with O Centro de Direitos Humanos –CDH); Fazendinha at Niterói-RJ (partnership with Associação Pestalozzi from Niterói); IT and citizenship schools model expansion in Paraná (partnership with CDI- Comitê para Democratização da Informática); Estúdio Aprendiz in Salvador – BA (partnership Cipó- Comunicação Interativa); Natureza Jovem – Protetores da Serra, in Ceará(partnership with Associação Caatinga); Convívio Verde em Niterói-RJ, (partnership with Centro de Assessoria ao Movimento Popular-CAMPO), Centro de Educação Ambiental Juiz de Fora in Minas Gerais (association with Meio Ambiente de Juiz de Fora – AMAJF) and support to the Center for Brazilian Studies of Columbia University.

Moreira Salles Institute

In the second quarter of 2004, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 65 thousand people, totaling an audience of 139 thousand people in the first half of 2004, already above the number of visitors during the whole year of 2003. It is worth mentioning the more than 2,000 guided visits realized at the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 883 thousand spectators during the quarter, totaling 1.7 million in the first half of 2004.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - JUNE 30, 2004	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A	3 - CNPJ 00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	33,700,394/0001-40	LISTED SUBSIDIARY COMPANY	59.44	99.98
FINANCIAL INSTITUTION		82,990,874	81,976,772

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO HOLDINGS S.A. DATE – JUNE 30, 2004 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in June 30, 2004:

Shareholders	Shareholders’ Nationality	Common hares/quotas		Preferred shares		Total

		Quantity	%	Quantity	%	Quantity	%

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,582	78.62	201,196,915	0.38	24,979,007,497	29.62
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	11.79	6,758,000,000	12.79	10,471,843,587	12.42
- Treasury Stocks		-	-	1,339,602,024	2.54	1,339,602,024	1.59
- Others		3,022,933,350	9.59	44,517,089,838	84.29	47,540,023,188	56.37
Total		31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,877,234,616	86.63	-	-	13,877,234,616	86.63
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.86	-	-	778,903,572	4.86
- Pedro Moreira Salles	Brazilian	778,903,573	4.86	-	-	778,903,573	4.86
- João Moreira Salles	Brazilian	584,177,679	3.65	-	-	584,177,679	3.65
- Others		2	-	-	-	2	-
Total		16,019,219,442	100.00	-	-	16,019,219.442	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Shareholders positions of Unibanco Holdings S.A. in June 30, 2004:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	24,777,810,582	78.62	201,196,915	0.38	24,979,007,497	29.62

Management
Board of directors	12	-	229,313,827	0.43	229,313,839	0.27
Board of officers	-	-	25,992,740	0.05	25,992,740	0.03

Treasury stocks	-	-	1,339,602,024	2.54	1,339,602,024	1.59

Other shareholders	6,736,776,925	21.38	51,019,783,271	96.60	57,756,560,196	68.49

Total	31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

Outstanding shares (**)	6,736,776,937	21.38	51,275,089,838	97.08	58,011,866,775	68.79

(*)	The amount, recorded of preferred shares of the Board of Directors is composed by 229,313,827Units. The amount recorded of preferred shares of the Board of Officers is composed by 25,992,740 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Shareholders positions of Unibanco Holdings S.A. in June 30, 2003

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	24,777,810,578	66.72	224,342,079	0.48	25,002,152,657	29.65

Management
Board of directors	15	-	77,229,695	0.16	77,229,710	0.09
Board of officers	-	-	33,333	-	33,333	-

Treasury stocks	-	-	1,275,842,318	2.70	1,275,842,318	1.51

Other shareholders	12,360,625,280	33.28	45,614,592,998	96.66	57,975,218,278	68.75

Total	37,138,435,873	100.00	47,192,040,423	100.00	84,330,476,296	100.00

Outstanding shares (**)	12,360,625,295	33.28	45,691,856,026	96.82	58,052,481,321	68.84

(*)	The amount recorded of preferred shares of the Board of Directors is composed 77,229,695 Units and the amount recorded of preferred shares of the Board of Officers is composed by 33,333 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer